HARMONY GOLD MINING COMPANY LIMITED

Randfontein Office Park Cnr Main Reef Road and Ward Avenue, Randfontein 1759	PO Box 2, Randfontein, 1760 Johannesburg South Africa	T +27 11 411 2000 F +27 11 411 W www.harmony.co.za	NYSE trading symbol HMY JSE trading symbol HAR

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

100 F STREET, NE

WASHINGTON, D.C.

20549

November 1, 2011

FOR ATTENTION:	BRAD SKINNER
SENIOR ASSISTANT CHIEF ACCOUNTANT

CC:	JOHN COLEMAN
MINING ENGINEER

MARK WOJCIECHOWSKI AND JOHN CANNARELLA
STAFF ACCOUNTANTS

RE:	Harmony Gold Mining Company Limited
Form 20-F for Fiscal Year Ended June 30, 2010
Filed October 25, 2010
Comment Letter dated September 28, 2011

Dear Sirs,

We are writing in response to your September 28, 2011 letter to set forth our views with regard to the two points noted in that letter.

We note your comments regarding the SRK CPR in relation to the Poplar and Rolspruit projects and respond as follows:

In relation to the SRK statement in section 21.2.3 that there is “insufficient back up for the calculations done to estimate the Mineral Resources”:

•	section 21.2.3 does go on to state that that “the information supplied appears to be appropriate and support the reported Mineral Resources”

Thus, we believe that this section does not state that the reported Mineral Resources are not adequately supported. On the contrary, the portion of that section that we refer to states that the reported Mineral Resources are supported by the information supplied.

In relation to the classification of Indicated at Poplar being optimistic when compared to surrounding projects:

•	SRK adjusted the dilution factors as detailed in section 19.3.2 of the report (and specifically table 19.13 for Poplar, and also table 19.11 for Rolspruit).

Directors:	PT Motsepe* (Chairman), GP Briggs (Chief Executive), HO Meyer (Financial Director), HE Mashego (Executive Director), F Abbott* JA Chissano*#, FFT De Buck*, KV Dicks*, Dr DS Lushaba*, CE Markus*, MJ Motloba*, M Msimang*, D Noko*, CML Savage*, J Wetton*, AJ Wilkens*

*Non-Executive; #Mozambican

Secretary:	iThemba Governance and Statutory Solutions (Pty) Ltd

Registration Number: 1950/038232/06

•	The adjusted resource to reserve estimate was then used to populate the SRK techno-economic model.

•

The effect of the adjusted dilution factors can be seen in the table below and compares the Feb 2010 reserve estimate shown in table 19.12, with the adjusted reserve used in the SRK techno economic model.

•	The resultant NPV’s and IRR’s are tabulated in table 25.39 of the SRK report and show both projects to be robust, thereby allowing Harmony to declare the adjusted SRK resources and reserves.

•	The SRK techno economic model reserve figures were used in the June 2010 reserve declaration.

•	Hence SRK’s adjusted reserves were declared.

Poplar Classification	Mt	Grade g/t	Content Au Moz
Feb 2010
Probable	13.50	7.45	3.23
July 2010
Probable	16.1	5.99	3.10

The figures for Rolspruit are as follows:

Rolspruit Classification	Mt	Grade g/t	Content Au Moz
Feb 2010
Probable	24.45	8.71	6.84
July 2010
Probable	26.2	8.08	6.79

Thus, we believe the figures reported are appropriate and are not optimistic when compared to surrounding projects.

If you should have any further questions, please let us know.

Yours faithfully,

/s/ Hannes Meyer
Hannes Meyer
Chief Financial Officer
Date: November 1, 2011